EXHIBIT 99.1

Eupraxia Pharmaceuticals Reaches its Enrollment Target for the RESOLVE Trial Investigating EP-104GI for the Treatment of Eosinophilic Esophagitis

  Eupraxia reached its target enrollment of 120 patients in the Phase 2b placebo-controlled blinded portion of the RESOLVE trial
  The Company has a statistical team who are doing periodic reviews of the unblinded data to ensure that the statistical assumptions and sample size on efficacy are adequate and do not need to be revised. These reviews have confirmed that the sample size as designed does not need to be adjusted
  Within both parts of the RESOLVE trial (open-label Phase 1b/2a and placebo-controlled Phase 2b), over 3,000 injections of EP-104GI or vehicle have been administered with no treatment-related Serious Adverse Events (SAEs)
  Interim analysis of the Phase 2b portion of the study is on track for December 2026

VANCOUVER, British Columbia, Oct. 15, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. ("Eupraxia" or the "Company") (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced that the ongoing RESOLVE study evaluating the safety and efficacy of EP-104GI for the treatment of Eosinophilic Esophagitis (“EoE”) has reached its enrollment target.

"This is a significant milestone for the RESOLVE trial and the development of EP-104GI as a potential treatment option in EoE” said Dr. James Helliwell, Chief Executive Officer of Eupraxia. “We look forward to our interim analysis in December where we will be reporting on symptoms, histologic findings and safety in the first 60 patients in Phase 2b to reach 6 months. Data will also be available on the patients at 3, 9- and 12-month timepoints giving a fulsome interim look at the RESOLVE Trial”.

“We’re very encouraged by the blinded safety data that we have seen in the Phase 1b/2a and Phase 2b study to date,” said Dr. Jeymi Tambiah, Chief Medical Officer of Eupraxia. “The tolerability of the injection procedure, and of the drug, will be an important factor in determining how EP-104GI may be adopted by both patients and treating physicians if approved by the FDA. With over 3,000 injections completed and many patients having now been followed for 52 weeks, EP-104GI has been generally well-tolerated, and there have been no treatment-related SAEs to date.”

More details regarding the RESOLVE clinical trial and enrollment:

  The Phase 2b placebo-controlled blinded portion of the RESOLVE trial is evaluating doses of 120mg (20x6mg) and 160mg (20x8mg) of EP-104GI compared to vehicle control, in 120 patients randomized 1:1:1.
  On October 12th, 2026, Eupraxia enrolled and treated its 120th patient in the placebo-controlled blinded portion of the RESOLVE trial, reaching its enrollment target.
  Patients who have completed screening and qualification for the trial may still be dosed resulting in a final number dosed greater than 120 patients.
  A sequestered data management group within Eupraxia has been conducting periodic reviews of the data. During these reviews, they ensure that the statistical assumptions on efficacy are adequate and do not need to be revised. These reviews have indicated that the sample size as designed does not need to be adjusted to support the study’s statistical objectives and that no increase in enrollment is required.
  To date, the Phase 1b/2a and Phase 2b portions of the RESOLVE trial have demonstrated that EP-104GI has been generally well-tolerated and there have been no treatment-related SAEs.

About the RESOLVE Trial
The Phase 1b/2a portion of the RESOLVE trial is a multicenter, open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with a history of confirmed active EoE. The treatment is administered as a single dose via 4 to 20 esophageal wall injections, with dose escalations modifying either the dose per site and/or the number of sites. Patients were followed for up to 24 weeks in Cohorts 1-4 (4x1mg, 8x1mg, 8x2.5mg and 12x2.5mg) or 52 weeks in Cohorts 5-9 (12x4mg, 16x4mg, 20x4mg, 20x6mg and 20x8mg). Eupraxia plans to disclose additional data from the open-label Phase 1b/2a portion of the RESOLVE trial in the coming months.

The Phase 2b portion of the RESOLVE trial, a randomized placebo-controlled study of EP-104GI, is evaluating both the 120mg (20x6mg) and 160mg (20x8mg) doses. The interim data from the Phase 2b portion of the RESOLVE trial are expected in December 2026.

About Eosinophilic Esophagitis (EoE)
EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview Healthcare Partners, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the healthcare system and the individual.

About Eupraxia Pharmaceuticals Inc.
Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

EP-104GI and the Diffusphere™ technology platform are investigational products. Their effects on safety, tolerability, efficacy, and duration of effect have not been established and require evaluation in appropriate clinical studies.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", “on track”, “target”, “estimates”, “look forward”, “designed to”, "suggests", “indicates”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the conclusions of the sample size analysis/re-estimation; the final number of patients to be dosed in the Phase 2b portion of the RESOLVE trial; the expected timing, scope and content of the Phase 2b interim analysis; the interpretation of safety and tolerability data from the RESOLVE trial; the potential adoption of EP-104GI by patients and physicians; the incidence, prevalence and growth of EoE; the Company's expected timing of reporting additional data; the interpretation of data from the RESOLVE trial, including symptom response; the Company’s expected timing of reporting additional data from the RESOLVE trial, including the Phase 2b portion thereof; the Company's product candidates, including their expected benefits with respect to safety, tolerability, efficacy and duration of effect and their potential use in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations regarding the advancement of the Company’s product candidates through clinical development; the results of clinical trials of the Company's product candidates; the potential for the Company’s technology to impact the drug delivery process; the potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: the RESOLVE trial continuing to be conducted as currently designed; the accuracy of the sample size analysis and the assumptions on which it was based; the accuracy of third-party market research; future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the possibility that the Company could lose license rights that are important to its business; the possibility that the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the possibility that the Company's technology may not be successful for its intended use; the fact that the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the possibility that the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the possibility that the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the possibility that the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the fact that the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104GI; the fact that the Company relies on external contract research organizations to provide clinical and non-clinical research services; the possibility that the Company may not be able to successfully execute its business strategy; the fact that the Company will require additional financing, which may not be available; the fact that any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed, and readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company and Investor Contact
James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

Media Contact
Jason Braco, PhD
Valence Communications
jason@valencecomms.com

SOURCE Eupraxia Pharmaceuticals Inc.